Jon Filderman Managing Counsel - Corporate Legal Group	Merck & Co., Inc. One Merck Drive P.O. Box 100, WS 3B-45 Whitehouse Station, NJ 08889-0100 Tel 908-423-3853 Fax 908-735-1216 jon_filderman@merck.com

April 22, 2014

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    Merck & Co., Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-06571

Dear Mr. Rosenberg:

Reference is made to the SEC's letter dated April 10, 2014, to the Company. This will confirm that I spoke with Mr. Donald Abbott, Senior Staff Accountant, today and Mr. Abbott indicated that the Staff has no objection to the Company’s plan to provide a response to the SEC's comment letter by Thursday, May 8, 2014.

Very truly yours,

/s/ Jon Filderman